P.O. Box 20103 Kansas City, MO 64195 866.877.2525 • fax 816.713.8810 www.uspremiumbeef.com

March 25, 2013

Dear Unitholder,

U.S. Premium Beef, LLC (USPB) has closed its financial records for fiscal year 2012, which ended December 29, 2012.  USPB had income of $2.7 million for the 52 week period ending December 29, 2012, compared to income of $167.6 million for the 52 week period ending August 27, 2011.  The decrease in net income is primarily driven by lower gross margins at National Beef Packing Company, LLC (NBP), but is also down as a result of the sale of a majority of USPB’s ownership interest in NBP to Leucadia National Corporation.

Although net income for the year was down, NBP’s revenues increased compared to the prior period primarily due to increases in boxed beef prices.

USPB’s unique advantage continues to be the superior quality cattle our producers deliver, which enables our company to generate more value from the cattle we harvest and provides more opportunities in the consumer marketplace. Please call our office if you have questions about USPB’s financial results. Thank you.

Sincerely,

Stanley D. Linville

Chief Executive Officer

This letter contains discussion of some of our expectations regarding U.S. Premium Beef, LLC's future performance. These forward-looking statements are based on our current views and assumptions. Actual results could differ materially from these current expectations and projections, and from historical performance. For example, our future results could be affected by such factors as: the competitive dynamics in the U.S. and international beef markets, the rate of our unit volume growth and our product mix, and fluctuations in the cost and availability of supply-chain resources. Further discussions of these matters can be found in the securities filings of U.S. Premium Beef through the Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) system at www.SEC.gov.